As filed with the Securities and Exchange Commission on April 5, 2004
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                  HEMOSOL INC.
    ------------------------------------------------------------------------
                              (Name of the Issuer)


                                  HEMOSOL INC.
                                    MDS INC.
                          MDS LABORATORY SERVICES INC.
    ------------------------------------------------------------------------
                       (Names of Persons Filing Statement)


                                  COMMON SHARES
    ------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    42369K102
    ------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                     PETER E. BRENT                BRADLEY G. LEGGE
     LEE D. HARTWELL                    MDS INC.             MDS LABORATORY SERVICES INC.
       HEMOSOL INC.           100 INTERNATIONAL BOULEVARD     100 INTERNATIONAL BOULEVARD
2585 MEADOWPINE BOULEVARD           TORONTO, ONTARIO               TORONTO, ONTARIO
   MISSISSAUGA, ONTARIO              CANADA M9W 6J6                 CANADA M9W 6J6
      CANADA L5N 8H9                  416-675-6777                   416-675-6777
       905-286-6200

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          (Name, Address and Telephone Numbers of Person Authorized to
  Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           Copy of communications to:

   JEFFREY NADLER, ESQ.                      CHRISTOPHER W. MORGAN, ESQ.
WEIL, GOTSHAL & MANGES LLP            SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
     767 FIFTH AVENUE                        222 BAY STREET, SUITE 1750
 NEW YORK, NEW YORK 10153                         TORONTO, ONTARIO
       212-310-8000                                CANADA M5K 1J5
                                                    416-777-4700

This Statement is filed in connection with:

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. / / The filing of a registration statement under the Securities Act of 1933.
c. / / A tender offer.
d. /X/ None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: / /

Check the following box if the filing is a final amendment reporting the results of the transaction: /_/

                            CALCULATION OF FILING FEE

======================================== =======================================
     Transaction Valuation*                        Amount of Filing Fee**
---------------------------------------- ---------------------------------------
         $3,576,473.81                                     $716.00
======================================== =======================================

* Estimated solely for purposes of computing the filing fee. The transaction valuation was based on the product of (i) the 7% equity interest in Hemosol being acquired by MDS pursuant to the Arrangement described herein (equal to 3,930,191 shares based on 56,145,582 Hemosol common shares outstanding as of March 10, 2004, and (ii) $0.91, the average of the high and low prices reported for Hemosol common shares on the Nasdaq National Market on March 16, 2004.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.

/X/ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $716.00         Form or Registration No.: Rule 13E-3
                                         Transaction Statement on Schedule 13E-3
Filing Party: Hemosol Inc., MDS Inc.
and MDS Laboratory Services Inc.         Date Filed: March 19, 2004

           This Amendment No. 1 ("Amendment No. 1") is being filed by (i) Hemosol Inc. ("Hemosol"), a corporation existing under the Business Corporations Act (Ontario), as amended (the "OBCA"), (ii) MDS Inc. ("MDS"), a corporation existing under the OBCA, and (iii) MDS Laboratory Services Inc. ("MDS Subco" and, together with Hemosol and MDS, the "Filing Persons"), a corporation existing under the OBCA and a wholly-owned subsidiary of MDS, and amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as so amended, the "Transaction Statement") filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, by the Filing Persons on March 19, 2004. The information contained in this Amendment No. 1 is intended to amend and supplement, but, unless otherwise stated, does not restate or replace, the information contained in the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons on March 19, 2004 (including the exhibits thereto). Accordingly, you are encouraged to read the information contained in this Amendment No. 1 in conjunction with the information contained in the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons on March 19, 2004 (including the exhibits thereto).

           The Transaction Statement relates to a proposed arrangement involving Hemosol, its securityholders and MDS, upon the terms and conditions provided for in the Arrangement Agreement, attached as Exhibit (d)(i) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons on March 19, 2004.

           Any capitalized terms used in this Amendment No. 1 that are not defined in this Amendment No. 1 shall be as defined in the Notice of Annual and Special Meeting and Management Information Circular of Hemosol Inc. (excluding the Auditors' Consent set forth on page 124 thereto, the "Management Information Circular") attached as Exhibit (a)(3)(i) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons on March 19, 2004.

           The information contained or incorporated by reference in this Amendment No. 1 concerning MDS and MDS Subco, their respective directors, officers and affiliates or the Labs Business is based solely upon information provided to Hemosol by MDS or upon publicly available information. With respect to this information, the Hemosol Board has relied exclusively upon MDS, without independent verification by Hemosol. With respect to any statements made in this Amendment No. 1 by either MDS or MDS Subco which relate to Hemosol, its directors, officers and affiliates (other than MDS and MDS Subco and their directors and officers), MDS and MDS Subco have relied exclusively upon Hemosol, without independent verification.

           The following sections of the Management Information Circular are supplemented and amended as follows and each such section, as so supplemented or amended, is incorporated into the Transaction Statement, so that any references to such sections in the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons on March 19, 2004 shall refer to such section as supplemented or amended hereby.


THE INFORMATION IN THE MANAGEMENT INFORMATION CIRCULAR UNDER "SPECIAL FACTORS - BACKGROUND TO THE ARRANGEMENT" IS SUPPLEMENTED BY THE FOLLOWING:

           The range of $10 to $15 million referred to in the Letter of Understanding was a non-binding indicative range based on the understanding of Hemosol and MDS on October 31, 2003. The final cash payment amount of $16 million referred to in the Arrangement Agreement was negotiated by Hemosol and MDS in light of the quantum of Tax Losses after further due diligence and the involvement of the Independent Committee in the negotiation process.


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
THE INFORMATION IN THE MANAGEMENT INFORMATION CIRCULAR UNDER "SPECIAL FACTORS - RECOMMENDATION OF THE INDEPENDENT COMMITTEE" IS SUPPLEMENTED BY THE FOLLOWING:

           The Independent Committee adopted the Fairness Opinion, including the analyses and major assumptions incorporated therein.


           The Independent Committee determined that the following factors were not relevant in the circumstances for the following reasons:

           o Net book value of the Hemosol Shares and the liquidation value of Hemosol. In assessing the value of the approximate 7% limited partnership interest in the Blood Products Partnership, the Hemosol Board, based on advice from KPMG, determined that a discounted cash flow analysis and a market capitalization analysis was most relevant. A public market analysis was also considered, but not employed since it was determined that there were no public companies comparable to the Blood Products Business. In light of the fact that the value of the Blood Products Partnership was being determined on a going concern basis, the net book value of Hemosol and the liquidation value of Hemosol was considered to be not relevant in the circumstances.

           o Purchase prices previously paid by MDS or its affiliates for Hemosol Shares. The purchase prices previously paid by MDS or its affiliate for Hemosol Shares was considered to be not relevant in the circumstances in light of the timing of such purchases and the determination of the value of the Blood Products Partnership on a going concern basis as discussed above.

           o Substance of the PwC Draft Report. Although the analysis in the PwC Draft Report was discussed by Hemosol and MDS, and portions of the PwC Draft Report were made available to KPMG during the negotiation process, the PwC Draft Report was not made available to the Independent Committee during the negotiation process and the Independent Committee did not consider the PwC Draft Report to be relevant to its determinations, as the PwC Draft Report was prepared by PwC to assist management of MDS during the negotiation process.


THE INFORMATION IN THE MANAGEMENT INFORMATION CIRCULAR UNDER "SPECIAL FACTORS - RECOMMENDATION OF THE HEMOSOL BOARD" IS SUPPLEMENTED BY THE FOLLOWING:

           Hemosol believes that the Arrangement is procedurally fair to Non-MDS Securityholders for the following reasons:

           o the Independent Committee (comprised of three directors none of whom is related to MDS or its affiliates or an employee of Hemosol) was formed for the purpose of evaluating the Arrangement and oversaw the negotiation of the terms of the Arrangement;

           o the members of the Independent Committee and the Hemosol Board are experienced and sophisticated in business and financial matters and were well informed about the business, operations and prospects of Hemosol;

           o the principal terms of the Arrangement were established through arm's length negotiation between MDS and the Independent Committee and the management of Hemosol (none of whom is related to MDS or its affiliates by virtue of being a director, officer or employee of MDS), and during such negotiation the interests of Non-MDS Securityholders were represented by the Independent Committee and the management of Hemosol and their legal and financial advisors;

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
           o the Independent Committee retained KPMG as its financial advisor to assist the Independent Committee in evaluating the Arrangement;

           o KPMG has reviewed the Arrangement and advised the Independent Committee that it believes that the Arrangement is fair, from a financial point of view, to Non-MDS Securityholders, as described in "Special Factors - KPMG Fairness Opinion";

           o the Independent Committee and the Hemosol Board have each concluded that the Arrangement is in the best interests of Hemosol and is fair, from a financial point of view, to Non-MDS Securityholders, and the Hemosol Board has recommended that the Securityholders vote in favour of the Arrangement, as described in this section and in "Special Factors - Recommendation of the Independent Committee";

           o the Arrangement can only be completed if approved by the Court, and the Court will determine the fairness of the Arrangement; and

           o in order for the Arrangement to be approved, at least two-thirds of the votes cast on the Arrangement Resolution by Securityholders, and at least a majority of the votes cast thereon by the Minority Shareholders, must be voted in favour of the Arrangement Resolution.

           The majority of directors who are not employees of Hemosol did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. However, the Board of Directors of Hemosol did form an Independent Committee for the purposes set forth in the Management Information Circular under "Special Factors - Background to the Arrangement."

           The Hemosol Board adopted the Fairness Opinion, including the analyses and major assumptions incorporated therein.


THE INFORMATION IN THE MANAGEMENT INFORMATION CIRCULAR UNDER "SPECIAL FACTORS - RECOMMENDATION OF THE HEMOSOL BOARD" IS AMENDED AS FOLLOWS:

           The first sentence of the third paragraph is hereby deleted and replaced by the following: The discussion of the information and factors considered and evaluated by the Hemosol Board is not intended to be exhaustive, but does include all material factors considered by the Hemosol Board.


THE INFORMATION IN THE MANAGEMENT INFORMATION CIRCULAR UNDER "SPECIAL FACTORS - KPMG FAIRNESS OPINION" IS SUPPLEMENTED BY THE FOLLOWING:

           KPMG will be paid a fee of $110,000 for its services as financial advisor to the Independent Committee in connection with the Arrangement, including for the provision of the KPMG Fairness Opinion.


THE INFORMATION IN THE MANAGEMENT INFORMATION CIRCULAR UNDER "SPECIAL FACTORS - KPMG FAIRNESS OPINION - VALUATION OF BLOOD PRODUCTS BUSINESS" IS SUPPLEMENTED BY THE FOLLOWING:

           The discount rate in the range of 30% to 35% was based on KPMG's experience and assessment as to the rate of return which an investor would require given the projections for the Blood Products Business. In particular, KPMG considered the significant risk which would exist with achieving the significant growth and profitability reflected in the projections given, amongst other things, the fact that: (i) full implementation of the strategic alliance with ProMetic is subject to the execution of definitive agreements; (ii) the Cascade technology has not been implemented at the commercial scale envisioned by the ProMetic MOU; (iii) the bulk of the profitability will begin to be earned after several years of significant losses and capital expenditures; and (iv) the fact the Blood Products Business has no commercial operating history.


THE INFORMATION IN THE MANAGEMENT INFORMATION CIRCULAR UNDER "SPECIAL FACTORS - MANAGEMENT PROJECTIONS" IS AMENDED AS FOLLOWS:

           The second sentence of the fifth paragraph is hereby deleted.


THE INFORMATION IN THE MANAGEMENT INFORMATION CIRCULAR UNDER "SPECIAL FACTORS - REASONS WHY MDS AND MDS SUBCO CONSIDER THE ARRANGEMENT TO BE FAIR TO NON-MDS SECURITYHOLDERS" IS SUPPLEMENTED BY THE FOLLOWING:

           MDS and MDS Subco determined that the following factors were not relevant in the circumstances for the following reasons:

           o Current or historical market prices of Hemosol Shares. The current or historical market price of Hemosol Shares was considered to be not relevant given the historical volatility of the trading price of such shares and given that the price of Hemosol Shares was not relevant to the primary subject matter of the transaction, being the Tax Losses.

           o Net book value of Hemosol Shares and going concern or liquidation value of Hemosol. Each of these valuation methods relates, directly or indirectly, to the underlying value of Hemosol, the business of which is to be transferred to the Blood Products Partnership. None of these valuation methods was therefore considered relevant to the primary subject matter of the transaction, being the Tax Losses, which is significantly greater in value to Non-MDS Securityholders than the relatively minor equity interest that MDS would indirectly receive in the Blood Products Business as a result of Labco's limited partnership interest in the Blood Products Partnership.

           o Purchase prices previously paid by MDS or affiliates for Hemosol Shares. The purchase price previously paid by MDS or affiliates for Hemosol Shares was not relevant given the time periods in which such purchases occurred and the general historical volatility of the trading price of such shares and given that the price of Hemosol Shares was not relevant to the primary subject matter of the transaction, being the Tax Losses.

           o Substance of the KPMG Fairness Opinion. The KPMG Fairness Opinion was not made available to MDS or MDS Subco during the negotiation process as it was prepared by KPMG to assist the Independent Committee during the negotiation process and in determining that the Arrangement is fair, from a financial point of view, to Non-MDS Securityholders.


THE INFORMATION IN THE MANAGEMENT INFORMATION CIRCULAR UNDER "SPECIAL FACTORS - DRAFT REPORT OF PRICEWATERHOUSECOOPERSLLP" IS SUPPLEMENTED BY THE FOLLOWING:

           PWC will be paid a fee of approximately $375,000 for its services as financial advisor to MDS in connection with the Arrangement.

THE INFORMATION IN THE MANAGEMENT INFORMATION CIRCULAR UNDER "INCOME TAX CONSIDERATIONS - CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" IS AMENDED AS FOLLOWS:

           The term "Certain" is hereby deleted from the subheading and replaced with "Material."

           The first sentence of the first paragraph is hereby deleted and replaced with the following: In the opinion of DWPV, the following are fair summaries of the material Canadian federal income tax consequences of the Arrangement generally applicable to the holders of the Hemosol Shares and Hemosol Warrants.


THE INFORMATION IN THE MANAGEMENT INFORMATION CIRCULAR UNDER "INCOME TAX CONSIDERATIONS - CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS" IS AMENDED AS FOLLOWS:

           The term "Certain" is hereby deleted from the subheading and replaced with "Material."

           The first sentence of the first paragraph is hereby deleted and replaced with the following: The following discussion summarizes the material U.S. federal income tax consequences of the Arrangement applicable to holders of Hemosol shares that are U.S. holders.















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
                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 5, 2004


                               HEMOSOL INC.

                               By: /s/ LEE D. HARTWELL
                                  --------------------------------------------
                                  Name: Lee D. Hartwell
                                  Title: President, Chief Executive Officer
                                         and Chief Financial Officer


                               MDS INC.

                               By: /s/ PETER E. BRENT
                                  --------------------------------------------
                                  Name: Peter E. Brent
                                  Title: Senior Vice-President General Counsel
                                         and Corporate Secretary


                               MDS LABORATORY SERVICES INC.

                               By: /s/ BRADLEY G. LEGGE
                                  --------------------------------------------
                                  Name: Bradley G. Legge
                                  Title: Director










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